Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, Texas 77019
P.O. Box 4740
Houston, Texas 77210-4740
VIA EDGAR
February 23, 2007
Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Re:	Baker Hughes Incorporated Preliminary Proxy Statement filed on Schedule 14A Filed on January 24, 2007 File No. 1-09397
Dear Ms. Parker:
          We are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by facsimile letter dated February 21, 2007 regarding the filing listed above by Baker Hughes Incorporated (the “Company”). Our response repeats the caption and comments contained in the Staff’s February 21, 2007 letter in italics for your reference. The Company has discussed the Staff’s comments included in the letter with its Board of Directors.
Preliminary Proxy Statement filed on Schedule 14A
General
1.	Please be advised that the current letter pertains only to the issues identified herein and does not address the no-action request letter dated February 1, 2007 that was submitted on behalf of the company to the Office of Chief Counsel.
          The Company received a favorable response from the Office of Chief Counsel of the Division of Corporation Finance on February 20, 2007 permitting the Company to omit stockholder proposal therefore eliminated from proxy.

2.	Please update all disclosure to the latest practicable date and fill in all blank spaces.

The disclosure has been updated and all blank spaces have been filled in other than the number of issued and outstanding shares of the Company as of March 1, 2007 referenced on page 4, which will be filled with the appropriate share number as of the close of business on March 1, 2007. We refer the Staff to the beneficial ownership of securities table on page 4, the Security Ownership of Management table on page 10 and the related footnotes, as well as the Compensation tables and their related footnotes.

3.	Please provide the information required by recently amended Item 404(b) of Regulation S-K in connection with the review, approval or ratification of transactions with related persons and recently amended Item 404(a).

As discussed with the Staff via telephone on February 22, 2007, the Company undertook the review required by Item 404(a) of Regulation S-K and determined that there were no transactions with related persons that met the requirements for disclosure under Item 404(a) for the fiscal year ended December 31, 2006. As discussed with the Staff in our telephone conversation, since Item 404(b) requires disclosure of the Company’s policies and procedures for the review, approval or ratification of transactions reported under Item 404(a), the Company concluded that disclosure is not necessary under Item 404(b) because there were no reportable transactions during the last completed fiscal year under Item 404(a). Based on this telephone conversation, we understand that the staff concurs with this position.
Compensation Discussion and Analysis, page 12
4.	We refer you generally to Item 402(a)(2) of Regulation S-K and Instruction 1 to Item 402(b) of Regulation S-K. The disclosure required in newly amended Item 402 is geared towards enhancing a shareholder’s overall understanding of the compensation paid to executive officers through improved and simplified disclosure. Avoid over-usage of defined terms and where necessary, define all terms when first used. Additionally, rather than defining a term by referring shareholders to an agreement, please provide an accurate definition in the proxy statement of all material terms relevant to a shareholder’s understanding of the disclosure being provided. In addition, we note the following areas in which your disclosure may be improved:
•	references to compensation rewards being based on an executive’s furtherance of the company’s “core values” without identifying for shareholders what such core values consist of; and,

•	overly dense disclosure accompanying the table on page 19 regarding the annual incentive plan metrics (financial and non-financial) taken into consideration when determining payouts to executives.

Please consider simplifying your disclosure where appropriate by providing hypothetical examples or by explaining how target levels referenced for example, on page 19 relate to specific compensation awards given to officers listed in the tabular disclosure included in your discussion. In this regard, we remind you of our prior comment regarding missing information and note that non-equity plan incentive awards provided to officers identified in the table on page 37 has not yet been disclosed.
     The disclosure has been revised in response to this comment. With respect to defined terms, the Company has reviewed its disclosure and removed defined terms that are used only once or minimally throughout the proxy statement and has re-defined or explained the term in the few instances in which it appears so that such terms are clear from their context. With regard to terms specifically defined in other agreements, we have included those definitions in this filing. We refer you specifically to the Compensation Discussion and Analysis section covering Mr. Deaton’s Employment Agreement as well as the discussion covering his Change in Control Agreements in such section.
     The requested disclosure with respect to core values has been made. We refer you to pages 14 and 16.
     The requested revisions to the table on page 19 and the accompanying narrative have been made. We refer the Staff to the revised disclosure in the several paragraphs following the table as well as the hypothetical example therein.
     The disclosure to the table on page 37 has been completed.
5.	On page 16, you state that the non-GAAP metric of Baker Value Added is derived from non-GAAP measures identified in your disclosure. However, we note that you have provided vague definitions for certain of the non-GAAP metrics that comprise BVA. For example, rather than stating that profit-after tax is “generally defined” in a certain way, revise to eliminate the suggestion that the definition provided may be incomplete and specify exactly how the company defines profit-after tax. Similarly, instead of stating that operating profit is a non-GAAP measure comprised of income from operations excluding the impact of “certain identified non-operational items,” revise to identify the types of non-operational items that you are referencing. As indicated in instruction 5 to Item 402(b), although target levels that are non-GAAP measures are not subject to Regulation G, disclosure must be provided that demonstrates how a number is calculated from the company’s audited financial statements. Please revise your disclosure accordingly.
     The disclosure has been made in response to this comment. We refer the Staff to page 15 under the headings “Profit After Tax” and “Baker Value Added”.
          As referenced in the Staff’s letter, the Company acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Company. The Company acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. The Company also represents that Staff comments may not be asserted as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
          The Company respectfully believes it has appropriately responded to the Staff’s comments contained in the Staff’s letter dated February 21, 2007. Please do not hesitate to call the undersigned, Christopher Powell, Corporate Counsel, at (713) 439-8543 or Sandy Alford, Corporate Secretary, at (713) 439-8673 of the Company with any questions or if we may provide the Staff with any additional information. We are pleased to visit with the Staff to clarify any questions. Thank you for your assistance.
Sincerely yours,
/s/ Christopher M. Powell
Christopher M. Powell
Corporate Counsel
cc: Sandra E. Alford (Baker Hughes Incorporated)